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                                                                  Exhibit 99.A5l

Accelerated Benefit Agreement
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General Information

This agreement amends the policy to which it is attached and is subject to all its terms and conditions.

What does this agreement provide?
This agreement provides for the payment of an accelerated benefit if the insured has a terminal condition, as described below.

The accelerated benefit will be paid as a loan. The entire amount of the loan will be due and payable at the death of the insured.

The receipt of any accelerated benefit may be taxable to you. You should seek assistance from your personal tax advisor.

Definitions

When we use the following words, this is what we mean:

death benefit
The face amount of this policy, plus any additional insurance provided by paid-up additions, less any existing loans or indebtedness under the policy; we will adjust the face amount for any policy loan interest paid or payable.

maximum accelerated benefit
The maximum amount of the death benefit we will pay if you are eligible under this agreement. The maximum accelerated benefit will be 75% of the death benefit.

physician
An individual who is licensed to practice medicine or treat illness in the state in which treatment is received. This does not include you, the insured, or a member of your or the insured's immediate family.

immediate family
The insured's or your spouse, child, parent, grandparent, grandchild, brothers and sisters and their spouses.

Terminal Condition

What is a terminal condition?
A terminal condition is a condition caused by sickness or accident which directly results in a life expectancy of 12 months or less.

MHC-92-931 Accelerated Benefit Agreement                          Minnesota Life

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What evidence do we require of the insured's terminal condition?
We must be given evidence that satisfies us that the insured's life expectancy, because of sickness or accident, is 12 months or less. That evidence must include certification by a licensed physician.

Do we have the right to obtain independent medical verification?
Yes. We retain the right to have the insured medically examined at our own expense to verify the insured's medical condition. We may do this as often as reasonably required while an accelerated benefit is being considered or paid.

Payment of an Accelerated Benefit

What are the conditions for the payment of an accelerated benefit?
We will consider the payment of an accelerated benefit, subject to all of the following conditions:

     (1) your policy must be in force other than as extended term insurance and all premiums due must be fully paid;

     (2)  you must apply in writing and in a form satisfactory to us;

     (3)  the policy must not be assigned, except to us as security for a loan;

     (4) if the policy has an irrevocable beneficiary, that beneficiary must consent to the payment of an accelerated benefit.

Is there a minimum or maximum amount for an accelerated benefit?
Yes. The minimum accelerated benefit we will pay is $10,000. The maximum accelerated benefit is the less of $1,000,000 and 75% of the death benefit.

How will we pay the accelerated benefit?
We will pay the accelerated benefit in one sum or in any other mutually agreeable manner.

To whom will we pay accelerated benefits?
All accelerated benefits will be paid to you unless you validly assign them.

How is your policy affected when you receive an accelerated benefit?
The accelerated benefit plus any accrued interest will be considered a loan to you of a portion of the death benefit. After the accelerated benefit has been paid, we do not expect that any further dividends will be declared on this policy.

If the accelerated benefit, plus interest exceeds the loan value of your policy, you will not be able to surrender the policy, or receive any further policy loans.

MHC-92-931                                                        Minnesota Life

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At the death of the insured, the entire amount of the loan and interest will be due and payable. Any balance of the proceeds will be paid to the beneficiary of your policy.

Can you repay an accelerated benefit?
Yes. The accelerated benefit may be repaid in full or in part at any time.

Is the request for an accelerated benefit voluntary?
Yes. An accelerated benefit is not intended to cause you to involuntarily reduce the death proceeds ultimately payable to the named beneficiary. An accelerated benefit will be made available to you on a voluntary basis only.

If you are required by law to use this option to meet the claims of creditors, whether in bankruptcy or otherwise, you are not eligible for this benefit. If you are required by a government agency to use this option to apply for, obtain, or keep a government benefit or entitlement, you are not eligible for this benefit.

Interest

Will interest be charged on the amount loaned as an accelerated benefit?
Yes. The accelerated benefit interest rate will be set quarterly on the first day of each calendar quarter. It will not exceed the greater of the "published monthly average" for the calendar month ending two months before the beginning of the calendar quarter, or the policy loan interest rate.

The "published monthly average" means the Moody's Composite Average of Yields on Bonds as published by the Moody's Investors Service. In the event this average is no longer published, we will use a substantially similar average. The interest rate charged on the portion of the accelerated benefit equal to the loan value of the policy at the time the accelerated benefit is paid shall not exceed the policy loan interest rate.

We will not notify you when we process the accelerated benefit what the interest rate charge will be. The interest rate will not be changed during the course of the accelerated benefit loan.

Interest is charged daily on the unpaid balance of any accelerated benefit; it is payable annually in arrears. If you do not pay the interest on the accelerated benefit when it is due, the unpaid interest will be added to the accelerated benefit and charged the same rate of interest as your accelerated benefit.

Additional interest will not accrue if the accelerated benefit plus accrued interest equals the face amount.

Will it be necessary to continue to pay premiums if I receive an accelerated benefit?
Yes. Once an accelerated benefit has been paid, you must keep the policy in force until such time as the death benefit is payable or the entire accelerated benefit is repaid to us. It will be necessary to continue to pay premiums to do this. If premiums are not paid when due, we will pay them and add the premium amounts to the accelerated benefit amount which must be repaid

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before any death benefits are payable. If the policy includes a waiver of premium provision and the insured qualifies under that provision, we will waive those premiums.

Termination of Agreement

When does this agreement terminate?
This agreement will terminate on the earliest of:

     (1) the date any premium due for this policy remains unpaid at the end of the grace period; or

     (2)  the date we receive your written request to cancel this agreement; or

     (3) the date this policy matures, is surrendered, terminated or continued in force as extended term or reduced paid-up insurance; or

     (4)  the date of the insured's death.

This agreement is effective as of the policy date of this policy unless a different effective date is shown on page 1.

/s/ Robert L. Senkler               /s/ Dennis E. Prohofsky
President                           Secretary